

May 13, 2015

Via E-mail
Mr. Timothy J. Wiggins
Chief Financial Officer
DeVry Education Group Inc.
3005 Highland Parkway
Downers Grove, IL 60515

>   **Re: DeVry Education Group Inc.**
>   **Form 10-K for the Year Ended June 30, 2014**
>   **Filed August 27, 2014**
>   **Form 10-Q for the Quarter Ended March 31, 2015**
>   **Response dated April 28, 2015**
>   **File No. 1-13988**

Dear Mr. Wiggins:

We have reviewed your April 28, 2015 response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2014

Note 3 – Summary of Significant Accounting Policies, page 97

Revenue Recognition, page 98

1. We note your supplemental response to prior comment 7 and your analysis of materiality of the change in methodology for revenue recognition for withdrawn students. Please provide a detailed analysis of the qualitative factors you considered in your analysis.

Mr. Timothy J. Wiggins
DeVry Education Group Inc.
May 13, 2015
Page 2

Form 10-Q for the quarter ended March 31, 2015

Note 2 Summary of significant accounting policies, page 6

Revenue recognition, page 7

2. Refer to the additional information provided on page 4 of your response regarding the reassessment and your revenue recognition policy. Please revise your revenue recognition accounting policy in future filings to disclose that since you have determined that revenue associated with students who withdraw does not meet the threshold of reasonably collectible, you recognize revenue on a cash basis.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director